Exhibit 99.1

GOLD RESERVE INC.
June 30, 2015
Interim Consolidated Financial Statements

U.S. Dollars

(unaudited)

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

 (Unaudited - Expressed in U.S. dollars)

			June 30, 2015		December 31, 2014
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$3,589,638		$6,439,147
Marketable securities (Notes 5 and 6)			243,757		175,541
Deposits, advances and other			178,178		353,742
Total current assets			4,011,573		6,968,430
Property, plant and equipment, net (Note 7)			12,262,472		12,440,654
Total assets			$16,274,045		$19,409,084
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)			$4,115,566		$3,928,608
Accrued interest			2,388		2,388
Convertible notes and interest notes (Note 10)			38,894,078		34,400,030
Total current liabilities			43,012,032		38,331,026

Convertible notes (Note 10)			1,042,000		1,042,000
Other (Note 10)			1,012,491		1,012,491
Total liabilities			$45,066,523		$40,385,517

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares and equity units			$289,326,172		$289,326,172
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2015… 76,077,547	2014…... 76,077,547
Equity Units
Issued and outstanding:	2015………… 100	2014…………... 100
Contributed Surplus (Note 10)			11,682,644

11,682,644

Warrants			543,915

543,915

Stock options (Note 9)			20,261,623

19,980,099

Accumulated deficit			(350,692,052)

(342,526,267)

Accumulated other comprehensive income (loss)			85,220

17,004

Total shareholders' deficit			(28,792,478)

(20,976,433)

Total liabilities and shareholders' equity			$16,274,045	$

19,409,084

Going Concern (Note 1)

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

            /s/ Patrick D. McChesney                                  /s/ James P. Geyer

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
OTHER INCOME (LOSS)
Interest	$37	$42	$39	$158
Write-down of property, plant and equipment	–	(425,010)	–	(425,010)
Loss on settlement of debt	–	(161,292)	–	(161,292)
Loss on sale of equipment	(9,432)	–	(9,432)	–
Foreign currency gain (loss)	(1,353)	(1,306)	15,247	(7,054)
	(10,748)	(587,566)	5,854	(593,198)
EXPENSES
Corporate general and administrative	885,221	1,356,889	1,621,413	1,957,470
Exploration	63,890	177,648	122,062	445,117
Legal and accounting	36,707	107,141	128,446	249,368
Venezuelan operations	29,485	29,251	58,100	57,872
Arbitration (Note 3)	892,998	271,179	1,328,607	280,847
Equipment holding costs	192,069	231,102	390,308	448,256
Interest expense	2,342,336	1,586,561	4,522,703	3,128,822
	4,442,706	3,759,771	8,171,639	6,567,752

Net loss for the period	$(4,453,454)	$(4,347,337)	$(8,165,785)	$(7,160,950)

Net loss per share, basic and diluted	$(0.06)	$(0.06)	$(0.11)	$(0.09)
Weighted average common shares outstanding	76,077,647	76,060,147	76,077,647	76,049,374

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Net loss for the period	$(4,453,454)	$(4,347,337)	$(8,165,785)	$(7,160,950)
Other comprehensive income, net of tax:
Items that may be reclassified subsequently to the
consolidated statement of operations:
Unrealized gain on marketable securities (Note 5)	40,273	18,603	68,216	54,973
Other comprehensive income	40,273	18,603	68,216	54,973
Comprehensive loss for the period	$(4,413,181)	$(4,328,734)	$(8,097,569)	$(7,105,977)

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Six Months Ended June 30, 2015 and the Year Ended December 31, 2014

(Unaudited - Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Warrants	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)

	Common Shares	Equity Units	Amount
Balance, December 31, 2013	75,522,411	500,236	$ 289,149,413	$ 5,171,603	$ 543,915	$ 19,849,225	$ (317,645,497)	$ (2,574)
Net loss							(24,880,770)
Other comprehensive income								19,578
Stock option compensation						207,533
Fair value of options exercised			76,659			(76,659)
Equity Units converted to shares	500,136	(500,136)
Equity component - convertible notes				6,511,041
Common shares issued for:
Option exercises	55,000		100,100
Balance, December 31, 2014	76,077,547	100	289,326,172	11,682,644	543,915	19,980,099	(342,526,267)	17,004
Net loss							(8,165,785)
Other comprehensive income								68,216
Stock option compensation						281,524
Balance, June 30, 2015	76,077,547	100	$ 289,326,172	$ 11,682,644	$ 543,915	$ 20,261,623	$ (350,692,052)	$ 85,220

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Cash Flows from Operating Activities:
Net loss for the period	$(4,453,454)	$(4,347,337)	$(8,165,785)	$(7,160,950)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	222,203	–	281,524	–
Depreciation	1,788	2,616	3,750	5,433
Loss on settlement of debt	–	161,292	–	161,292
Loss on sale of equipment	9,432	–	9,432	–
Write-down of property, plant and equipment	–	425,010	–	425,010
Accretion of convertible notes	2,328,009	1,272,956	4,494,048	2,452,849
Changes in non-cash working capital:
Net (increase) decrease in deposits and advances	243,895	29,505	175,564	(51,262)

Net increase (decrease) in accounts payable   and accrued expenses

	192,581	(63,947)	186,958	213,447
Net cash used in operating activities	(1,455,546)	(2,519,905)	(3,014,509)	(3,954,181)
Cash Flows from Investing Activities:
Purchase of property, plant and equipment	–	(150,000)	–	(150,000)
Proceeds from sales of equipment	165,000	–	165,000	–
Net cash provided by (used in) investing activities	165,000	(150,000)	165,000	(150,000)
Cash Flows from Financing Activities:
Proceeds from the issuance of convertible notes	–	12,000,000	–	12,000,000
Net proceeds from the issuance of common shares	–	–	–	68,250
Restructure fees	–	(684,488)	–	(684,488)
Settlement of convertible notes	–	(4,000)	–	(4,000)
Net cash provided by financing activities	–	11,311,512	–	11,379,762
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(1,290,546)	8,641,607	(2,849,509)	7,275,581
Cash and cash equivalents - beginning of period	4,880,184	1,609,811	6,439,147	2,975,837
Cash and cash equivalents - end of period	$3,589,638	$10,251,418	$3,589,638	$10,251,418

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 1.          The Company, Going Concern and Significant Accounting Policies:

The Company. Gold Reserve Inc. ("Gold Reserve" or the "Company") is engaged in the business of acquiring, exploring and developing mining projects. The Company is an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014. The Company is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. All amounts shown herein are expressed in U.S. dollars unless otherwise noted.

In February 1999 each Gold Reserve Corporation shareholder exchanged its shares for an equal number of Gold Reserve Inc. Class A common shares except in the case of certain U.S. holders who for tax reasons elected to receive equity units which are comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share and substantially equivalent to a Class A common share. As of June 30, 2015, 100 equity units remained outstanding.

Going Concern. As of June 30, 2015, the Company had financial resources comprised of cash, cash equivalents and marketable securities totaling approximately $3.8 million and Brisas Project related equipment, which is being marketed for sale, with an estimated fair value of approximately $12.2 million (See Note 7, Property, Plant and Equipment). The Company's current financial liabilities included notes of $41.7 million (face value) which mature December 31, 2015 and accounts payable and accrued expenses due in the normal course of approximately $4.1 million.

The Company has no revenue producing operations at this time and its working capital position, cash burn rate and debt maturity schedule requires that the Company seek additional sources of funding to ensure the Company’s ability to continue its activities in the normal course. To address its longer-term funding requirements, primarily the convertible notes due in December 2015, the Company expects to raise additional funds through its continuing efforts to dispose of the remaining Brisas Project related assets, timely collection of the Arbitral Award (as defined herein) or through debt and equity funding alternatives.

The Company's efforts to address its longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.  In view of these uncertainties there is substantial doubt about the Company's ability to continue as a going concern.

These financial statements do not reflect potentially material adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.

Basis of Presentation and Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, four Venezuelan subsidiaries, a Mexican subsidiary and four other subsidiaries which were formed to hold the Company’s interest in its foreign subsidiaries or for future transactions. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. The Company’s policy is to consolidate those subsidiaries where control exists.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  The Company manages the exposure of its cash and cash equivalents to credit risk by diversifying its holdings into major Canadian and U.S. financial institutions.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Included in property, plant and equipment is certain equipment which was originally purchased for the Brisas Project at a cost of approximately $24.6 million. The carrying value of this equipment has been adjusted to its estimated fair value of $12.2 million and it is not being depreciated. The recoverable value of this equipment may be different than management’s current estimate.

The Company has additional property, plant and equipment which are recorded at the lower of cost less accumulated depreciation or estimated net realizable value. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset.

Impairment of Long Lived Assets. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows, using quoted market prices where available or making estimates based on the best information available.

Foreign Currency. The U.S. dollar is the Company’s (and its foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. The Company maintains the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options to purchase Class A common shares of the Company. The Company uses the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. The Company also maintains the Gold Reserve Director and Employee Retention Plan. Each Unit granted under the Retention Plan to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. The Company will not accrue a liability for these units until and unless events required for vesting of the units occur.  Stock options and Units granted under the respective plans become fully vested and exercisable upon a change of control.

Income Taxes. The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A common shares and equity units outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Convertible Notes. Convertible notes are initially recorded at estimated fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the notes using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense.

Comprehensive Loss. Comprehensive loss includes net loss and other comprehensive income or loss. Other comprehensive loss may include unrealized gains and losses on available-for-sale securities. The Company presents comprehensive loss and its components in the consolidated statements of comprehensive loss.

Financial Instruments. Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits and advances are accounted for at cost which approximates fair value. Accounts payable, convertible notes and interest notes are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

Contingent Value Rights. Contingent value rights ("CVR") are obligations arising from the disposition of a portion of the rights to future proceeds of the Arbitral Award against Venezuela and/or the sale of the Brisas Project Technical Mining Data that was compiled by the Company.

Warrants. Common share purchase warrants ("Warrants") issued by the Company entitle the holder to acquire common shares of the company at a specific price within a certain time period. The fair value of warrants issued is calculated using the Black-Scholes method.

Note 2.      New Accounting Policies:

Adopted in the year

In April 2014, the FASB issued Accounting Standards update (“ASU”) 2014-08 which changes the criteria for reporting discontinued operations and adds new disclosure requirements for discontinued operations and individually significant components of an entity that are disposed of or classified as held for sale but do not meet the definition of a discontinued operation. The updated guidance requires an entity to only classify dispositions as discontinued operations due to a major strategic shift or a major effect on an entity’s operations in the financial statements. This update was effective for the Company commencing with the reporting period beginning January 1, 2015. Adoption of these requirements did not have a significant impact on the Company’s financial statements.

Recently issued accounting pronouncements

In April 2015, the FASB issued ASU 2105-03, Interest – Imputation of interest. This update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company does not expect the adoption of this ASU to have a significant impact on its financial statements.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

In August 2014, the FASB issued ASU 2014-15 which provides guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This update is effective for the Company commencing with the annual period ending after December 15, 2016. The Company is still in the process of evaluating the impact of this standard.

Note 3.      Arbitral Award Enforcement:

In October 2009, Gold Reserve initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the ICSID of the World Bank. The Company filed its claim to obtain compensation for the losses caused by the wrongful actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

The September 22, 2014 ICSID Arbitral Award

On September 22, 2014, the ICSID Tribunal unanimously awarded to the Company the Arbitral Award
(the "Award") totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually (approximately $58,000 per day) for a total estimated Award as of the date of this report of $757 million. An ICSID Additional Facility Award is enforceable globally in jurisdictions that allow for the recognition and enforcement of commercial arbitral awards.

Although the process of getting an Award recognized and enforced is different in each jurisdiction, the process in general is- the Company files a petition or application to confirm the Award with the competent court; Venezuela has the right to oppose such petition for confirmation or recognition; thereafter there are a number of filings made by both parties and in some cases hearings before the court.  If the court subsequently confirms the enforcement of the Award then the court will issue a judgement against Venezuela. Thereafter the Company will begin the process of executing the judgment by identifying and attaching specific property owned by Venezuela that is not protected by sovereign immunity.

The December 15, 2014 Reconfirmation of Arbitral Award

Subsequent to the issuance of the Award, Venezuela and the Company filed requests for the ICSID Tribunal to correct what each party identified as "clerical, arithmetical or similar errors" in the Award as is permitted by the rules of ICSID’s Additional Facility. The Company identified what it considered an inadvertent arithmetic error that warranted an increase in the Award of approximately $50 million and Venezuela identified what it contended were significant inadvertent arithmetic errors that supported a reduction of the Award by approximately $361 million. On December 15, 2014, the Tribunal denied both parties’ requests for correction and reaffirmed the Award originally rendered in favor of Gold Reserve on September 22, 2014 (the "December 15th Decision"). This proceeding marked the end of the Tribunal’s jurisdiction with respect to the Award.

Legal Activities in France

The Award was issued by a Tribunal constituted pursuant to the arbitration rules of ICSID’s Additional Facility and, by agreement of the parties the seat of the Tribunal was in Paris.  As a consequence, the Award is subject to review by the French courts.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Venezuela's Requests for Annulment

Application for Annulment of the September 22, 2014 ICSID Arbitral Award

In late October 2014, Venezuela filed an application before the Paris Court of Appeal, declaring its intent to have the Award annulled or set aside. According to the schedule established by the Paris Court of Appeal, written pleadings are to be closed by October 15, 2015 and the hearing of Venezuela’s application to annul is to take place on November 3, 2015.   At this stage, the Company expects that a judgment on Venezuela’s application will be rendered before the end of the year, although this is a matter over which the Company has no control.

 Application for Annulment of the December 15, 2014 Reconfirmation of Arbitral Award

Venezuela also filed an application before the Paris Court of Appeal to annul the December 15th Decision whereby the Tribunal dismissed Venezuela’s motion to correct the Award (see December 15, 2014 Reconfirmation of Arbitral Award above).  Venezuela filed its brief on this matter on May 5, 2015 and on May 7, 2015 the Paris Court of Appeal accepted a proposal by both parties to follow the same procedural schedule established for the initial application for annulment discussed above. Following the same procedural schedule could allow a decision on both of Venezuela's annulment applications before the end of the year although, similar to the initial application for annulment, this is a matter over which the Company has no control. Neither annulment proceedings discussed herein affect the finality of the Award or its enforceability in the interim.

Application for Exequatur

In early November 2014, the Company filed an application before the Paris Court of Appeal to obtain an order of exequatur for the recognition of the Award as a judgment of the Court. Venezuela opposed the Company’s application and requested a stay of execution pending the determination of its application for annulment of the Award discussed above. On January 29, 2015, the Paris Court of Appeal granted the Company’s application for exequatur and dismissed Venezuela’s request to stay the execution of the Award pending the outcome of its application to annul the Award. Since Venezuela was denied its motion to stay the execution of the Award, the exequatur or recognition of the Company’s ICSID Award as a judgement of the Court, granted on January 29, 2015, is not appealable and remains in full force and effect.

Legal Activities in US District Court for the District of Columbia

On November 26, 2014 the Company filed, in the US District Court for the District of Columbia ("DDC"), a petition to confirm the Award.  If and when the Award is confirmed it will be enforceable in the United States as a judgment of the court. Venezuela initially refused to accept service of the petition to confirm. In consequence, the Company served Venezuela under the relevant provision of the Foreign Sovereign Immunities Act.

Venezuela continued to dispute the validity of service but, on April 15, 2015, agreed to accept service of Gold Reserve’s petition to confirm in exchange for an agreed response date of June 12, 2015.  On that date, Venezuela filed a motion to dismiss the petition, deny recognition of the Award or, in the alternative, stay enforcement. As expected, Venezuela's main arguments were that:

i) the arbitral tribunal had no jurisdiction to arbitrate the dispute primarily based on Venezuela's claim that Gold Reserve did not meet the relevant treaty requirement that the party seeking arbitration must be a "Canadian enterprise" and have made an investment in Venezuela;

ii) Venezuela’s treaty with Canada prohibits arbitral tribunals from awarding to an investor compensation for losses incurred by a subsidiary, requiring instead that any compensation must be awarded to the subsidiary itself;

iii) the procedures adopted by the Tribunal were grossly unfair and deprived Venezuela of fundamental due process rights; and

iv) the Tribunal imposed on Venezuela what amounts to punitive damages based on what it considered to be “equitable” considerations.

On July 2, 2015, the Company filed its opposition to Venezuela's June 12, 2015 motion.  On July 15, 2015, Venezuela filed its reply in support of its motion, and focused primarily on its argument that the Tribunal improperly awarded damages to Gold Reserve (the Canadian parent company) rather than its local Venezuelan subsidiary. In support, Venezuela included a multi-page argument on its interpretation of relevant sections of the treaty and offered, among other things, three new expert opinions.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

On July 24, 2015, the Company filed a motion for leave of court to file a sur-reply by August 31, 2015, to respond to the new evidence and arguments in Venezuela’s reply brief.  The court granted this motion, over Venezuela’s opposition, on August 10, 2015.  The Company’s intention is to move expeditiously towards obtaining confirmation of the Award in the U.S. and pursue applicable enforcement options in due course.

Legal Activities in Luxembourg

On October 28, 2014, the Company was granted an exequatur for the recognition and execution of the Award by Tribunal d’arrondissement de et à Luxembourg. As a result, the Company is allowed to proceed with conservatory or attachment actions against Venezuela’s assets in the Grand Duchy of Luxembourg. On January 12, 2015, Venezuela filed a notice of appeal of this decision in the Cour d’appel de Luxembourg (the "Luxembourg Court of Appeal") asking for a stay of execution pending the determination of its application to annul the Award before the Paris Court of Appeal.

The Luxembourg Court of Appeal subsequently issued a scheduling direction, dividing Venezuela’s arguments in two and ordering that the arguments on form and the request for stay of execution be heard together, on May 21, 2015. In accordance with the scheduling direction, the Company filed its response to Venezuela’s first set of arguments, on March 16, 2015, Venezuela filed a reply on April 21, 2015 and, thereafter the Company filed its reply on April 30, 2015.

On June 25, 2015, the Luxembourg Court of Appeal stayed Venezuela's appeal of the October 28, 2014 order of the Chairman of the Tribunal d’arrondissement de et à Luxembourg granting the exequatur (recognition and execution) of the Award in Luxembourg, on the basis that the Paris Court of Appeal is scheduled to hear Venezuela’s application to annul within a few months. The exequatur remains in full effect which means that the Company is free to proceed with additional seizures if and when it deems it appropriate.

The Company, on several occasions, served on the Luxembourg offices of JP Morgan and Deutsche Bank the equivalent of writs of garnishment relating to interest payments on Venezuela sovereign bonds and any other funds owned by Venezuela. These banks were chosen because they are designated as paying agents or transfer agents in listing memoranda relating to various bonds issued by Venezuela and listed on the Luxembourg Stock Exchange. The banks continue to deny holding funds for the account of Venezuela, which appears to contradict the information contained in the listing memoranda.

As a result, the Company intends to have the issue determined by the appropriate court or judge having jurisdiction in Luxembourg over such matters or make other legal inquiries in other jurisdictions to assist the Company in understanding the relevant funding process. To that end, the Company has applied in the US District Court for the Southern District of Florida for an Order, under 28 U.S.C. § 1782, authorizing it to subpoena JP Morgan Chase Bank, N.A. (JP Morgan) and Deutsche Bank Trust Company Americas (DBTCA), designated paying agents in the US under the listing memoranda.  On July 22 and August 10, 2015, the Company was notified that the Court had granted the orders in relation to JP Morgan and DBTCA and service ensued on July 24 and August 12, respectively.  The stated response time is 14 days from service for production of documents and 21 days for testimony which may be extended depending on the volume of responsive information in their possession, custody or control.

Legal Activities in England

On May 19, 2015, the Company filed in the High Court (Queen Bench’s Division - Commercial Court) an application for leave to enforce the Award pursuant to s. 101(2) of the Arbitration Act.  On May 21, the Court granted leave to enforce the Award as a judgment or order of the court.  Accordingly, service of the order is being affected as diligently as possible under the English rules, through the Foreign Process Section of the Royal Courts of Justice, which the Company expects to be completed by the end of September 2015. As per the rules and practice of the Court, enforcement is stayed, however, pending a period of 2 months and 22 days following service of the order on Venezuela, during which period the latter may apply to set aside the order.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Communications with Venezuela

Representatives from Venezuela and the Company have had a number of meetings and communications since October 2014 regarding the satisfaction of the Award. Most recently in July 2015 representatives from the Company, James H. Coleman, Chairman of the Board of Directors and Rockne J. Timm, CEO met with Jorge Arreaza, Vice President of the Bolivarian Republic of Venezuela, Reinaldo Muñoz, acting Procurador General, Asdrubal Chavez, Minister of Oil and Mining, and Eulogio Del Pino, President of Petroleos de Venezuela, S.A. (PDVSA). The purpose of the meeting was to facilitate on-going discussions regarding resolving the Award due to the Company.

As a result of the meeting, the parties agreed to work in good faith to (1) reach an agreement to resolve the amount due the Company related to the Arbitral Award and, (2) work together to identify a third party to participate in the development of the Brisas/Las Cristinas gold copper deposit with the additional purpose of resolving the arbitral award. The Venezuelan government has agreed to make available the acting Procurador General and the President of PDVSA to advance this strategy.While it is the objective of both the Company and the Venezuelan government to amicably resolve the payment of the arbitral award, it was also understood that the Company will continue to pursue all legal avenues to enforce and collect the arbitral award and in turn, Venezuela will take all legal steps to defend its legal rights.

 The Company believes that Venezuela will ultimately honor its international obligations although there can be no assurances in this regard, hence the necessity to pursue enforcement proceedings wherever the Company believes it can attach assets that are not immune from execution, in order to collect. The Company remains firmly committed to the enforcement and collection of the Award including accrued interest in full and will continue to vigorously pursue all available remedies accordingly in every jurisdiction where it perceives that it can draw a benefit that will bring it closer to the collection of the Award.

The Company’s Intent to Distribute Collection of the Arbitral Award to Shareholders

Subject to applicable regulatory requirements and good business practices regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the ICSID Award including payments pursuant to the terms of the convertible notes (if not otherwise converted), Interest Notes, CVR's, Bonus Plan and Retention Plan (all as defined herein) or undertakings made to a court of law, the Company's current plan is to distribute to its shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

Obligations Due Upon Collection of Arbitral Award and Sale of Brisas Technical Mining Data

The Board of Directors (the "Board") approved a Bonus Pool Plan ("Bonus Plan") in May 2012, which is intended to reward the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company also maintains the Gold Reserve Director and Employee Retention Plan (See Note 9, Stock Based Compensation Plans).  Units ("Retention Units") granted under the plan become fully vested and payable upon: (1) collection of proceeds from the Arbitral Award and/or sale of mining data and the Company agrees to distribute a substantial majority of the proceeds to its shareholders or, (2) the event of a change of control. The Company currently does not accrue a liability for the Bonus or Retention Plan as events required for payment under the Plans have not yet occurred.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

The Company has outstanding contingent value rights ("CVR's") which entitles each note holder that participated in the 2012 Restructuring (as defined herein) to receive, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Brisas Arbitration proceedings or disposition of the technical data related to the development of the Brisas Project that was compiled by the Company (the "Brisas Project Technical Mining Data"). The proceeds, if any, could be cash, commodities, bonds, shares and/or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR's and will become an obligation of the Company only as the Arbitral Award is collected.

Included in accounts payable is approximately $3.1 million which represents legal fees deferred during the arbitration but now payable as a result of the Arbitral Award. In addition, the Company is obligated to pay contingent legal fees of approximately $1.7 million due upon the collection of the Award.

Note 4.   Cash and Cash Equivalents:

	June 30,	December 31,
	2015	2014
Bank deposits	$3,517,499	$6,367,049
Money market funds	72,139	72,098
Total	$3,589,638	$6,439,147

Note 5.      Marketable Securities:

	June 30,	December 31,
	2015	2014
Fair value at beginning of year	$175,541	$318,442
Impairment loss	–	(162,479)
Increase in market value	68,216	19,578
Fair value at balance sheet date	$243,757	$175,541

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized or impaired. Realized gains and losses are based on the average cost of the shares held at the date of disposition. As of June 30, 2015 and December 31, 2014, marketable securities had a cost basis of $158,537.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 6.      Fair Value Measurements:

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions.

	Fair value June 30, 2015	Level 1	Level 2	Level 3
Marketable securities	$243,757	$243,757	$–	$–
Convertible notes and interest notes	$45,437,410	$–	$45,437,410	$–

	Fair value December 31, 2014	Level 1	Level 2	Level 3
Marketable securities	$175,541	$175,541	$–	$–
Convertible notes and interest notes	$37,408,241	$–	$37,408,241	$–

Note 7.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
June 30, 2015
Machinery and equipment	$12,234,092	$–	$12,234,092
Furniture and office equipment	409,149	(394,769)	14,380
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
	$12,855,876	$(593,404)	$12,262,472

		Accumulated
	Cost	Depreciation	Net
December 31, 2014
Machinery and equipment	$12,408,524	$–	$12,408,524
Furniture and office equipment	529,648	(511,518)	18,130
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
	$13,150,807	$(710,153)	$12,440,654

Machinery and equipment consists of infrastructure and milling equipment previously intended for use on the Brisas Project. In 2014, based on an updated market valuation for mining equipment which included the review of transactions involving comparable assets, the Company recorded a further $6.5 million write-down of this equipment to an estimated net realizable value.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 8.          KSOP Plan:

The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by the Company, and (2) an employee share ownership component, or ESOP. Allocation of common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Board. There have been no common shares allocated to the Plan since 2011. Cash contributions for plan year 2014 were approximately $164,000. As of June 30, 2015, no contributions by the Company had been made for plan year 2015.

Note 9.          Stock Based Compensation Plans:

Equity Incentive Plans

On June 27, 2012, the shareholders approved the 2012 Equity Incentive Plan (the "2012 Plan") to replace the Company’s previous equity incentive plans. In 2014, the Board amended and restated the 2012 Plan changing the maximum number of Class A common shares issuable under options granted under the 2012 Plan from a "rolling" 10% of the outstanding Class A common shares to a fixed number of 7,550,000 Class A common shares. As of June 30, 2015, there were 1,519,500 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

Share option transactions for the six months ended June 30, 2015 and 2014 are as follows:

	2015		2014
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	5,698,000	$ 2.31	5,443,000	$ 2.21
Options exercised	-	-	(37,500)	1.82
Options granted	315,000	3.90	-	-
Options outstanding - end of period	6,013,000	$ 2.40	5,405,500	$ 2.21

Options exercisable - end of period	5,834,663	$ 2.35	4,455,500	$ 2.28

The following table relates to stock options at June 30, 2015:

	Outstanding Options				Exercisable Options
Exercise Price Range	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.82 - $1.82	2,567,500	$1.82	$5,571,475	0.51	2,567,500	$1.82	$5,571,475	0.51
$1.92 - $1.92	950,000	$1.92	1,966,500	5.94	950,000	$1.92	1,966,500	5.94
$2.89 - $2.89	1,620,500	$2.89	1,782,550	1.59	1,620,500	$2.89	1,782,550	1.59
$3.00 - $3.00	250,000	$3.00	247,500	2.95	250,000	$3.00	247,500	2.95
$3.89 - $3.89	100,000	$3.89	10,000	4.71	25,000	$3.89	2,500	4.71
$3.91 - $3.91	215,000	$3.91	17,200	10.00	215,000	$3.91	17,200	10.00
$4.02 - $4.02	310,000	$4.02	-	9.07	206,663	$4.02	-	9.07
$1.82 - $4.02	6,013,000	$2.40	$9,595,225	2.61	5,834,663	$2.35	$9,587,725	2.47

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

During the six months ended June 30, 2015, the Company granted 315,000 stock options. The Company recorded non-cash compensation expense during the six months ended June 30, 2015 and 2014 of $281,524 and NIL, respectively for stock options granted in 2015 and prior periods.

The weighted average fair value of the options granted in 2015 was calculated at $0.85. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

Risk free interest rate	0.66%
Expected term	2 years
Expected volatility	38%
Dividend yield	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

Retention Units Plan

The Company also maintains the Gold Reserve Director and Employee Retention Plan.  Units granted under the plan become fully vested and payable upon: (1) collection of Arbitral Award proceeds from the ICSID arbitration process and/or sale of mining data and the Company agrees to distribute a substantial majority of the proceeds to its shareholders or, (2) the event of a change of control. Each unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  As of June 30, 2015 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A common shares, was approximately $7.7 million.

Note 10.    Convertible Notes and Interest Notes:

In the fourth quarter of 2012, the Company restructured $85.4 million aggregate principal amount of Old Notes (the "2012 Restructuring"). Holders of an aggregate principal amount of $84.4 million of Old Notes elected to participate in the 2012 Restructuring and $1.0 million of Old Notes declined to participate. Pursuant to the 2012 Restructuring, the Company paid $16.9 million cash, issued 12,412,501 Class A common shares, issued notes with a face value of $25.3 million (the "Modified Notes") and issued CVR’s totaling 5.468% of any future proceeds, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), actually received by the Company with respect to the Brisas Arbitration proceedings or disposition of the Brisas Project Technical Mining Data.

 During the second quarter of 2014, the Company extended the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issued $12 million of additional notes ("New Notes") also maturing December 31, 2015. $19.2 million of the Modified Notes and $8 million of the New Notes were issued to affiliated funds which exercised control or direction over more than 10% of the Company’s common shares prior to the transactions and as a result, those portions of the transactions were considered to be related party transactions. The Modified Notes were amended to be consistent with the terms of the New Notes. The Company also has outstanding $1.0 million notes issued in May 2007 (Old Notes) with a maturity date of June 15, 2022. The Old Notes bear interest at a rate of 5.50% per year, payable semiannually in arrears on June 15 and December 15 and, subject to certain conditions, may be redeemed, repurchased or converted into Class A common shares of the Company at a conversion price of $7.54 per common share.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

The New Notes and the Modified Notes (as amended from the date of closing) (the "Notes") bear interest at a rate of 11% per year, which will be accrued quarterly, issued in the form of a note (Interest Notes) payable in cash at maturity. Subject to certain conditions, the outstanding principal of the Notes may be converted into Class A common shares of the Company, redeemed or repurchased prior to maturity. The Notes mature on December 31, 2015 and are convertible, at the option of the holder, into 285.71 Class A common shares per $1,000 (equivalent to a conversion price of $3.50 per common share) at any time upon prior written notice to the Company. The Company paid, in the case of the New Notes, a fee of 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, a cash extension fee of 2.5% of the principal.

The Notes are senior unsecured, equal in rank and subject to certain terms including: (1) the technical data related to the development of the Brisas Project that was compiled by the Company and any award related to the Brisas Arbitration may not be pledged without consent of holders comprising at least 75% in principal amount of Notes; (2) the Company may not incur any additional indebtedness that ranks senior to or pari passu with the Notes in any respect without consent of holders comprising at least 75% in principal amount of Notes; (3) each Noteholder will have the right to participate, on a pro rata basis based on the amount of equity it holds, including equity issuable upon conversion of convertible securities, in any future equity or debt financing; (4) the Notes shall be redeemable on a pro rata basis, by the Company at the Noteholders’ option, at a price equal to 120% of the outstanding principal balance upon the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending; provided the Company shall only be obligated to make a redemption to the extent net cash proceeds received are in excess of $20,000,000, net of taxes and $13,500,000 to fund accrued and unpaid prospective operating expenses; (5) capital expenditures (including exploration and related activities) shall not exceed $500,000 in any 12-month period without the prior consent of holders of a majority of the Notes; and (6) the Company shall not agree with any of the Noteholders to any amendment or modification to any terms of the Notes, provide any fees or other compensation whether in cash or in kind to any holder of the Notes, or engage in the repurchase, redemption or other defeasance of any Notes without offering such terms, compensation or defeasance to all holders of the Notes on an equitable and pro-rata basis.

Accounting standards require the Company to allocate the convertible notes between their equity and liability component parts based on their respective fair values at the time of issuance. The liability component was computed by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated equity component. The equity portion of the notes was estimated using the residual value method at approximately $6.5 million net of issuance costs. The fair value of the liability component is accreted to the face value of the Notes using the effective interest rate method over the expected life of the Notes, with the resulting charge recorded as interest expense. Extinguishment accounting was used for the Modified Notes resulting in a loss of $0.2 million in the second quarter of 2014 due to the unamortized discount remaining on the notes prior to the restructuring. As of June 30, 2015, the Company had $38.4 million face value convertible notes and $4.4 million face value interest notes outstanding.